YUKON-NEVADA GOLD CORP. TO RESTART MILLING AT JERRITT CANYON

Vancouver, BC – March 25, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that the Queenstake Resources’, a wholly owned subsidiary of Yukon-Nevada Gold Corp., Jerritt Canyon Mine has completed a series of environmental-compliance requirements and that Nevada Division of Environmental Protection (NDEP) has made a determination authorizing the restart of the Mine's milling operations. Queenstake is a major producer of gold in northern Elko County.

“Queenstake Resources has met all requirements for start up, but there are requirements to continue operation and we’ll be working with them to meet those in the near future,” said NDEP Administrator Leo Drozdoff.

Queenstake’s personnel have worked with the NDEP continuously during the past six months to resolve air and water issues to a level that will allow Queenstake Resources to begin milling. The restart will allow Queenstake Resources to rehire workers, generate revenue and continue required environmental work at the site.

“Having the mill back within the environmental requirements and its subsequent reopening demonstrates how well Queenstake, the NDEP and the Attorney General’s office can work together to insure that the environment is protected, a viable mill is permitted to operate, and getting motivated millers and miners back to work,” said Deputy Attorney General Robert Kilroy.

HISTORY

Jerritt Canyon Mine, located about 50 miles north of Elko, shut down in August 2008, leaving a few staff and contractors on site to manage the facility.

The NDEP worked closely with the United States Department of Agriculture Forest Service during the shutdown period to ensure the protection of human health and the environment.

Queenstake Resources holds environmental permits for air, water, waste and surface reclamation activities issued by the NDEP for the Jerritt Canyon Mine. The NDEP has been working closely with Queenstake in a cooperative effort to address compliance issues at the site with potential impacts to the environment.

Staff from Queenstake Resources and the NDEP worked together to resolve air emission controls related to the roasting operation. Staffs also worked diligently to ensure all water management systems were maintained and operated properly during the shut down.

PROGRESS

Queenstake Resources has conducted a top to bottom evaluation of the Mill operation with NDEP and made numerous changes to address or eliminate air emissions. As part of this effort and in conjunction with other interim operational changes, Queenstake has committed to implement state-of-the-art mercury-emission control technology by May 30, 2009.

NDEP staff will remain on-site to monitor progress and ensure compliance with all environmental requirements.

"We have been and will continue to work together with the NDEP to ensure that we meet or exceed their performance guidelines," said Queenstake Resources CEO Graham Dickson.

Yukon-Nevada Gold Corp. is a North American gold company in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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